SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of February, 2008

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No X
   ---   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Materials Contained in this Report:

I. Press release dated February 5, 2008 with respect to the registrant's results of operations for the third quarter of fiscal year 2008, ended December 31, 2007.

II. English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on February 5, 2008, with respect to the registrant's results of operations for the third quarter of fiscal year 2008, ended December 31, 2007:

     (1)  FY 2008 Third Quarter Consolidated Financial Results

     (2)  Highlights of Consolidated Financial Results for FY 2008 Third Quarter

     (3)  FY 2008 Third Quarter Financial Summary

     (4) Supplemental Material for Financial Results for FY 2008 Third Quarter (Consolidated)

     (5) Supplemental Material for Financial Results for FY 2008 Third Quarter (Unconsolidated)

III. English translation of the Notice Concerning Decision on Matters Relating to Acquisition of Own Shares (Acquisition of Own Shares under Article 156 of the Corporation Act), as filed by the registrant with the Tokyo Stock Exchange on February 5, 2008.

IV. English translation of the Notice Concerning Decision on Matters Relating to Acquisition of Own Shares (Acquisition of Own Shares under the provisions of the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Corporation Act), as filed by the registrant with the Tokyo Stock Exchange on February 5, 2008.

V. English translation of the Notice Concerning Cancellation of Own Shares, as filed by the registrant with the Tokyo Stock Exchange on February 5, 2008.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    Toyota Motor Corporation



                                    By:    /s/ Takuo Sasaki
                                        -------------------------------
                                        Name:  Takuo Sasaki
                                        Title: General Manager of
                                               Accounting Division



Date:  February 5, 2008